Sub-Item 77I: Terms of New or Amended Securities

At a meeting held on August 13-14, 2014, the Board of Trustees of the Goldman Sachs Trust approved the early conversion of Class B Shares into Class A Shares.

Accordingly, effective at the close of business on November 14, 2014 (the Conversion Date), Class B Shares converted to Class A Shares of the Fund, including Class B Shares that are scheduled to convert on a later date. No contingent deferred sales charges (CDSCs) were assessed in connection with this early conversion. In addition, effective October 15, 2014, redemptions of Class B Shares before the Conversion Date were not subject to a CDSC.